Exhibit 99.1

SunCar Announces Its Plans to Invest up to $10 Million in Several Leading Real-World Asset (“RWA”) Cryptocurrencies

New York, September 18, 2025 -- SunCar Technology Group, (the “Company” or “SunCar”), NASDAQ: SDA, a leader in digitalizing auto insurance and auto services, today announced that its Board of Directors has authorized the Company to invest up to $10 million in select major cryptocurrencies that are expected to benefit from the rapid growth of RWA tokenization. According to a report released in April 2025 by Ripple and Boston Consulting Group, the RWA market could reach $19 trillion by 2033, up from roughly $25 billion in mid-2025.

From a strategic perspective, the company believes that blockchain integration and RWA tokenization represent the natural evolution of its AI-powered cloud technology for digital auto insurance and auto services. SunCar is researching its own strategy to integrate blockchain and RWA tokenization into its existing cloud-based digital insurance business model. Doing so will allow SunCar’s customers and partners to enjoy more transparent and efficient transactions as part of an RWA tokenized blockchain where all parties to a transaction have full transparency and trust. The Company’s cryptocurrency investments will be made in compliance with applicable regulatory requirements and will focus on established digital assets with significant market capitalization and liquidity.

“Our investment in the leading RWA-focused cryptocurrencies is part of our new capital allocation strategy, which seeks to leverage our strategic plan to develop a blockchain and tokenized RWA platform and to maximize long-term value for our shareholders,” said SunCar CEO Zaichang Ye. “Beyond blockchain and RWA’s strategic benefits to our customers, this investment reflects our belief that RWA tokenization, one of the most exciting new emerging technologies, is an attractive investment opportunity with more long-term appreciation potential than holding cash.” The Company expects to provide updates on its cryptocurrency holdings through its regular press releases and SEC filings and will comply with all applicable disclosure requirements regarding these investments.

About SunCar Technology Group Inc.

Founded in 2007, SunCar is transforming the customer journey for auto insurance and services in China, the world's largest passenger vehicle market. SunCar develops and operates cloud-based platforms that seamlessly connect drivers with a wide range of auto services and insurance coverage options through a nationwide network of sales partners. As a result, SunCar has established itself as the leader in China in the auto eInsurance market for electric vehicles and the B2B auto services market. The Company's intelligent cloud platform empowers its enterprise customers to access, manage, and optimize their auto eInsurance and auto service offerings. Through SunCar, drivers gain access to a wide variety of high-quality services from tens of thousands of independent providers, all from a single application. For more information, please visit: https://suncartech.com.

SOURCE SunCar Technology Group Inc.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release, including statements regarding our planned cryptocurrency investments, the potential growth of the RWA market, our blockchain integration strategy, the expected benefits of RWA tokenization to our business model, and anticipated long-term value creation, are forward-looking statements. These forward-looking statements are made as of the date they were first issued and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond SunCar's control. SunCar's actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including, but not limited to, the highly volatile nature of cryptocurrency markets, regulatory restrictions on cryptocurrency activities (particularly in China where we conduct substantially all of our operations), technological risks associated with blockchain integration, the nascent and uncertain development of RWA tokenization markets, and the risks that our blockchain strategy may not achieve anticipated synergies with our existing business operations. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed in SunCar's filings and reports with the SEC, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as well as other filings and reports that are filed by SunCar from time to time with the SEC. SunCar anticipates that subsequent events and developments will cause its views to change and you should consider these factors in evaluating the forward-looking statements and not place undue reliance on such statements. SunCar undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing SunCar's views as of any date subsequent to the date of this press release. Cryptocurrency investments are subject to significant volatility and regulatory uncertainty, and there can be no assurance that such investments will generate positive returns or that our blockchain integration initiatives will be successfully implemented.

Contact Information:

Chief Strategy Officer: Mr. Breaux Walker

Email: wbreaux@suncartech.com

Legal: Ms. Li Chen

Email: chenli@suncartech.com